August 17, 2009

Louis Bertoli, Chairman
TNT Designs, Inc.
300 Center Avenue, Suite 202
Bay City, Michigan 48708

RE: TNT Designs, Inc. ("the company")
      Annual Report on Form 10-K FYE September 30, 2008
      Filed January 13, 2009 and amended February 5, 2009
      File No. 333-121787

Dear Mr. Bertoli:

We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with additional information so we may better understand your disclosure. We ask you to comply with other comments in future filings, as appropriate. Within the time period specified below, please confirm that you will comply with these comments in future filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

Code of Ethics

1. Please provide the disclosure required by Item 406(a) of Regulation S-K, in future filings, as required.

Part IV.

Item 15. Exhibits and Financial Statement Schedules

Exhibits

2. In future filings, please provide an exhibit index and either file or incorporate by reference the required exhibits as specified under Item 601(b) of Regulation S-K.

Signatures

3. Please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which your officers are signing the report. See General Instruction D.(2) to the Form 10-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Louis Bertoli
TNT Designs, Inc.
August 17, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

 Please call Janice McGuirk at (202) 551-3395 or John Reynolds, reviewer, at (202) 551-3790 with any questions.

        Sincerely,

        John Reynolds
        Assistant Director